

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 14, 2016

James L. Eccher
President and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, IL 60507

      Re: Old Second Bancorp, Inc.
              Registration Statement on Form S-3
              Filed November 4, 2016
              File No. 333-214459

Dear Mr. Eccher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katelyn Donovan, Law Clerk, at (202) 551-8636 with any questions.

                         Sincerely,

                         /s/ Era Anagnosti

                         Era Anagnosti
                         Legal Branch Chief
                         Office of Financial Services

cc: Abdul R. Mitha
       Barack Ferrazzano Kirschbaum & Nagelberg LLP